Filed pursuant to Rule 424(b)(3)
Registration No. 333-199129

SUPPLEMENT NO. 4
DATED MARCH 21, 2017
TO THE PROSPECTUS DATED FEBRUARY 2, 2017
OF INLAND RESIDENTIAL PROPERTIES TRUST, INC.

This Supplement No. 4 supplements, and should be read in conjunction with, the prospectus of Inland Residential Properties Trust, Inc., dated February 2, 2017, as previously supplemented by Supplement No. 1 dated February 17, 2017, Supplement No. 2 dated February 28, 2017 and Supplement No. 3 dated March 2, 2017. Unless otherwise defined in this Supplement No. 4, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Probable Investments in Real Estate Assets

Commons at Town Center.  Subject to the satisfaction of customary closing conditions, we intend to acquire a fee simple interest in a 105,442 square foot, 85-unit apartment community with a 10,609 square foot extended first floor retail space known as Commons at Town Center, located in Vernon Hills, Illinois.  Inland Real Estate Acquisitions, Inc., or “IREA,” entered into a purchase agreement to acquire the property from an unaffiliated third party for $23.0 million, plus closing costs.  If we decide to acquire this property, IREA will assign the contract rights to acquire the property to us or one of our subsidiaries.  IREA has not yet assigned this contract to us.  Until that time, we have no obligation under the contract between IREA and the seller. If we acquire the property, we intend to fund the purchase with the proceeds of a mortgage loan secured by the property, in an aggregate principal amount equal to $23.0 million. A portion of the mortgage loan, $9.2 million, would be unconditionally guaranteed for payment and performance by Inland Real Estate Investment Corporation, or “IREIC,” our sponsor. We would not pay any fees or other consideration to IREIC for this guarantee.

Among the items we are considering in determining to pursue acquiring Commons at Town Center include, but are not limited to, the following:

•	The residential portion of the property was 95.3% occupied, with 81 residential units leased, as of February 15, 2017.
•	The retail portion of the property was 100% occupied, with five retail units leased, as of February 15, 2017.
•	The property is located in an area with good school systems.
•	The property provides easy access to shopping and public transportation.
•	We believe the surrounding one and three mile area has strong housing fundamentals with home values of over $500,000.

The property was constructed in 2010. As of February 15, 2017, no residential tenant occupied 10% or more of the rentable square footage of the residential portion of the property, and three retail tenants each occupied greater than 10% of the rentable square footage of the retail portion of the property. As of February 15, 2017, no tenant occupied 10% or more of the entire rentable square footage of the property.

As of February 15, 2017, based on information provided by the seller, the residential portion of the property was 95.3% occupied, with 81 residential units leased, and the retail portion was 100% occupied, with five retail units leased. The following tables set forth certain information with respect to the expiration of leases currently in place at the property:

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Apartment Units

Year Ending December 31(1)	Number of Leases Expiring	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(2)
2017	73	1,766,556	89.7%
2018	8	203,184	10.3%
(1) All of the current leases expire in 2017 or 2018.
(2) This percentage assumes that expiring leases are not renewed in each subsequent year.

Retail Units

Year Ending December 31(1)	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases(2)
2017	-	-	-	-
2018	1	820	13,800	5.1%
2019	-	-	-	-
2020	1	4,550	109,200	40.7%
2021	3	5,239	145,450	54.2%
(1) All of the current leases expire in 2018, 2020 or 2021.
(2) This percentage assumes that expiring leases are not renewed in each subsequent year.

The tables below set forth certain historical information with respect to the occupancy rate at the property and the average effective annual base rent per unit or square foot, as applicable.

Apartment Units

Year Ending December 31	Occupancy Rate as of December 31(1)	Average Effective Annual Rental Per Unit ($)
2016	95.3%	24,468
2015	98.8%	24,384
2014	95.3%	23,928
2013	96.5%	23,664
2012	98.8%	23,064
(1) Expressed as a percentage of total units.

Retail Units

Year Ending December 31	Occupancy Rate as of December 31(1)	Average Effective Annual Rental Per Square Foot ($)
2016	100%	25.30
2015	100%	23.34
2014	100%	23.30
2013	100%	22.89
2012	100%	22.54
(1) Expressed as a percentage of total gross leasable area.

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We believe that the property is suitable for its purpose and would be adequately covered by insurance. If we acquire the property, we do not intend to make significant renovations or improvements in the foreseeable future. As of February 15, 2017, there were one and four competitive apartment complexes located within approximately three and five miles of the property, respectively (source: CoStar). As of February 15, 2017, within a five mile radius of the property the population was over 152,000 and the average household income within the same radius was over $137,000 per year (source: CLRsearch.com).

Real estate taxes assessed for the most recent fiscal year were approximately $393,000. The amount of real estate taxes assessed was equal to the property’s assessed value multiplied by an average tax rate of 8.9%. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 30 years and furniture, fixtures, equipment and site improvements for three to 15 years.

Our Portfolio of Real Estate Assets

Probable Investments in Real Estate Assets

Subject to the satisfaction of customary closing conditions, we intend to purchase the Commons at Town Center property for $23.0 million. The anticipated date of closing is April 26, 2017.

Portion of Property	Total Number of Units	Total Square Feet	Approx. Annualized Base Rent (1)	Annualized Base Rent Per Unit (1)	Average Remaining Lease Term in Years (2)	Occupancy (3)
Apartment Units	85	105,442	$1,969,000	$23,688	0.5	95.3%

(1)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases. Annualized base rent is as of February 15, 2017.
(2)	This represents the average remaining lease term as of February 15, 2017.
(3)	Occupancy is as of February 15, 2017.
Portion of Property	Total Number of Units	Total Square Feet	Approx. Annualized Base Rent (1)	Weighted Average Annualized Base Rent Per Square Foot (1)	Weighted Average Remain- ing Lease Term in Years (2)	Financial Occu- pancy (3)	Physical Occu- pancy (4)
Retail Units	5	10,609	$268,000	$25.30	4	100%	100%

(1)	Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases. Annualized base rent is as of February 15, 2017.
(2)	This represents the weighted average remaining lease term as of February 15, 2017.
(3)	As used herein, Financial Occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased. Financial Occupancy is as of February 15, 2017.
(4)	Physical Occupancy is as of February 15, 2017.

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